[Analyst presentation posted on www.ahold.com stating the following:

[Slide 1]

                                [Logo of Ahold]



[Logo of Ahold]                                                              1

[Slide 2]

                                [Logo of Ahold]

                              Global Food Provider

                            3rd Quarter 2002 Results



[Logo of Ahold]                                                              2

[Slide 3]

[Table stating the following information:


Q3 2002 Highlights

                                                                    Growth 2002
(in Euro mln)                               Q3 2002     Q3 2001       vs 2001
                                            -------     -------     -----------
NET SALES                                    16,413      15,509         5.8%

EBITDA*                                       1,118       1,025         9.1%
                         as % of sales         6.8%        6.6%

EBITA*                                          756         667        13.4%
                         as % of sales         4.6%        4.3%

EBITA                                           756         667        13.4%

Goodwill amortization                           -63         -37        71.9%
Net financial gains & losses                   -237        -192        23.5%
Total corporate income tax                     -170        -114        49.2%
Tot. inc. uncons. subs/discont. operat.           7           8        -9.6%
Minority interest in earnings                   -35         -28        26.3%
NET EARNINGS                                    258         304       -15.3%

Earnings Com. Shareholders*                   318.3       324.2        -1.8%

EPS* (excl currency impact)                    0.3425      0.3585      -4.5%]

* excl. goodwill and exceptional items

[Logo of Ahold]                                                              3

[Slide 4]

[Table stating the following information:


Highlights Q3 YTD

                                                                    Growth 2002
(in Euro mln)                                 2002         2001        vs 2001
                                            -------     -------     -----------
NET SALES                                    55,877      49,783        12.2%

EBITDA*                                       3,624       3,193        13.5%
                         as % of sales         6.5%        6.4%

EBITA*                                        2,400       2,073        15.8%
                         as % of sales         4.3%        4.2%

Exceptional items (EBITA)                      -490           0
EBITA                                         1,910       2,073        -7.9%

Goodwill amortization                          -211        -113        87.2%
Net financial gains & losses                   -799        -627        27.5%
Total corporate income tax                     -428        -344        24.5%
Tot. inc. uncons. subs/discont. operat.          13          16       -20.5%
Minority interest in earnings                   -97         -62        57.2%
NET EARNINGS                                    388         944       -58.9%

Earnings Com. Shareholders*                 1,066.8     1,001.9         6.5%

EPS* (excl currency impact)                    1.15        1.17        -1.1%]

* excl. goodwill and exceptional items

[Logo of Ahold]                                                              4

[Slide 5]

[Table stating the following information:


2002 Sales Highlights

                                                                    Growth 2002
(in Euro mln)                               Q3 2002     Q3 2001       vs 2001
                                            -------     -------     -----------
SALES                                        16,413      15,509         5.8%

USA Retail* (in $ mln)                        5,974       5,357        11.5%
                     as a % of total sales    37.0%       38.3%

USA Foodservice (in $ mln)                    4,021       2,806        43.3%
                     as a % of total sales    24.9%       20.1%

Europe                                        5,552       5,204         6.7%
                     as a % of total sales    33.8%       33.6%

Latin America                                   586       1,155       -49.3%
                     as a % of total sales     3.6%        7.4%

Asia Pacific                                    109          93        16.8%
                     as a % of total sales     0.7%        0.6%]


* incl US Corporate

[Logo of Ahold]                                                              5

[Slide 6]


Organic Sales Growth


[Graph representing the following information:

         Year            Organic Sales Growth
        ------           --------------------

        Q3 2001                 6.4%

        Q4 2001                 4.0%

        Q1 2002                 5.5%

        Q2 2002                 2.9%

        Q3 2002                 1.5%]

[Logo of Ahold]                                                              6

[Slide 7]


USA Retail


[Graph representing the following information:


        Year            Third Party Sales       EBITA (as a % of Sales)
                                                       Quarter 3
        ----            -----------------       ------------------------

        1998                   3,476                    4.2%

        1999                   4,433                    5.2%

        2000                   4,829                    4.8%

        2001                   5,357                    5.5%

        2002                   5,974                    6.1%]

[Table stating the following information:

in $ mln       Q3 2002 (% of sales)    Growth          Q3 2001 (% of sales)
--------       -------                 ------          -------

Sales           5,974                   11.5%           5,357
EBITA             365        6.1%       23.6%             296       5.5%]

[Logo of Ahold]                                                              7

[Slide 8]


United States Retail


Growth in a difficult environment

o  Organic top-line growth in 3Q 2002 of 3.4%

o  3Q 2002 comp store growth of 0.6% and ID sales growth of -0.2%.

o 3Q sales environment challenging especially in the southeast, Tops, and Northern Virginia markets

o EBITA margin increased 20bps in Q3 (excluding real estate) as a result of continued synergy initiatives

[Logo of Ahold]                                                              8

[Slide 9]


United States Retail


o  Organic top-line growth of 3.4% in 3Q2002

o  3Q2002 comp store sales of 0.6% and ID sales of -0.2%

o 20 basis point improvement in EBITA (excluding real estate) margin achieved through a favorable sales mix of higher-margin products and procurement initiatives

o  Alternative food channels continue to penetrate our trading areas

o Our local brand offerings differentiate us from our competitors and alternate channels

[Logo of Ahold]                                                              9

[Slide 10]


USA Retail:  Full-year Outlook


o  2002 ID sales growth expected to be approximately 1%

o  2002 organic sales growth expected to be approximately 5.5%

o  Continued focus across the organization on the 4 EVA drivers

o Corporate brands and PPO strategies, as well as shrink initiatives, will continue to improve margins

o Working capital efficiencies will continue through improved inventory management, standardized vendor terms and increased prepaid funds

[Logo of Ahold]                                                              10

[Slide 11]


USA Foodservice


[Graph representing the following information:

        Date            Third Party Sales       EBITA (as a % of sales)
                                                     Quarter 3
        ----            -----------------       ------------------------

        2000                  2,016                     4.1%

        2001                  2,806                     4.0%

        2002                  4,021                     5.2%]

[Table stating the following information:

in $ mln       Q3 2002 (% of sales)    Growth          Q3 2001 (% of sales)
--------       -------                 ------          -------

Sales           4,021                   43.3%           2,806
EBITA             208        5.2%       83.7%             113       4.0%]

[Logo of Ahold]                                                              11

[Slide 12]


US Foodservice 2002 Successes


o  Acquisition synergies have been achieved

o  Alliant integration is nearly complete

   -- Transfer of approximately $3.2 billion in sales

   -- Closure of 16 divisions

   -- 78% of divisions impacted by integration

   -- Two additional 2003 closures planned (Rocky Mount, Salem)

o  Unified marketing approach has been established

o Measurable progress has been achieved towards IT standardization goals (8 complete division conversions)

o  The business model is in place for profitable growth in years to come

[Logo of Ahold]                                       [Logo of U.S. Foodservice]

[Slide 13]


Initiatives improve earnings


o  Increase in "street" sales to 52% a key driver

   -- Improves product mix

   -- Increases signature brand opportunities (30%)

   -- Margins reflect demand for value added services

o  Improvement in operating expense levels driven by synergies

   -- Alliant headquarters reductions

   -- Distribution rationalizations

   -- Savings realized from planned sales exits

o  Increase in purchasing power

[Logo of Ahold]                                       [Logo of U.S. Foodservice]

[Slide 14]


Company Profile at Close of 2002


o Second largest U.S. foodservice distributor with revenues projected to surpass $19 billion in 2003

o Street sales mix of 52.2%, estimated to grow to 53.5% in 2003 (excluding reclass of Premier)

o  Geographic coverage of 95% of the U.S. population

o  Favorable economic and demographic trends driving industry growth

o  28,800 employees, nationwide

[Logo of Ahold]                                       [Logo of U.S. Foodservice]

[Slide 15]

Europe


[Graph representing the following information:

        Year            Third Party Sales        EBITA (as a % of sales)
                                                       Quarter 3
        ----            -----------------       ------------------------

        1998                  2,117                     4.5%

        1999                  2,450                     4.4%

        2000                  4,499                     3.6%

        2001                  5,204                     3.6%

        2002                  5,552                     3.5%]

[Table stating the following information:

in Euro
   mln          Q3 2002 (% of sales)   Growth          Q3 2001 (% of sales)
-------------   -------                ------          -------

Sales           5,552                    6.7%           5,204
EBITA             192        3.5%        2.6%             187       3.6%]

[Logo of Ahold]                                                              15

[Slide 16]


Europe


Building for future growth

o  Total sales growth of 6.7%, organic sales growth of 4.8% excluding currency

o EBITA margins (excluding real estate gains) decreased 20 bps to 3.2%, driven by Spain and to a lesser extent Poland and mix of sales as sales in Central Europe grow faster than Albert Heijn and ICA

o  Central Europe organization will be centralized in Prague

o  Continuing to consolidate European buying on a regional and continental basis

[Logo of Ahold]                                                              16

[Slide 17]


Growth at Albert Heijn and ICA


[Logo of    o  Sales growth of 5.7%
 Albert
 Heijn]     o  Strong ID sales growth of 3.3% driven by inflation and product mix

            o  Positive results from new Albert Heijn XL

            o  Continuing to gain market share



[Logo of    o  Sales growth of 7.5%
 ICA]
            o  Strong performance from Kvantum, Maxi and Supermarket stores

            o Norway sales slightly weaker in wholesale activities, chain stores performance improved

[Logo of Ahold]                                                              17

[Slide 18]


Improvement in Spain and Portugal


[Logo of    o  ID sales growth at Pingo Doce; lower sales at Feira Nova due to
Feira Nova]    discontinued sales to traders

[Logo of    o  Investment being made to lower prices
Pingo Doce]



[Logo of    o  Overall sales growth in Sapin of 3.1%
HiperSol
and         o  EBITA lower than last year, but showing steady improvement
superSol]      quarter to quarter

[Logo of Ahold]                                                              18

[Slide 19]


Steady Growth in Central Europe


[Logo of    o  Sales at Czech Republic increased 8% fueled by to new store
albert]        openings; results were impacted by flooding

[Logo of    o  Hypernova most appreciated food retail brand in Czech Republic hypernova]
            o  Start-up losses in Slovakia

            o  Sales in Poland increased 11.7% due to new store openings

            o In both the Czech Republic and Poland, competition continues to be intense and deflation is high

[Logo of Ahold]                                                              19

[Slide 20]


Latin America


[Graph representing the following information:

                                                EBITA (as a % of sales]
        Year            Third Party Sales             Quarter 3
        ----            -----------------       -----------------------

        1998                    386                     3.3%

        1999                    875                     2.6%

        2000                  1,305                     3.8%

        2001                  1,155                     3.7%

        2002                    586                     0.3%]

[Table stating the following information:


in Euro
   mln          Q3 2002 (% of sales)   Growth          Q3 2001 (% of sales)
-------------   -------                ------          -------

Sales             586                  -49.3%           1,155
EBITA               2        0.3%      -96.0%              43       3.7%]

[Logo of Ahold]                                                              20

[Slide 21]

Asia Pacific


[Graph representing the following information:


        Year            Third Party Sales       EBITA (as a % of sales]
                                                      Quarter 3
        ----            -----------------       ------------------------

        1998                  96                        -16.0%

        1999                 118                         -8.2%

        2000                  97                         -4.6%

        2001                  93                         -4.5%

        2002                 109                         -4.5%]

[Table stating the following information:


in Euro
   mln          Q3 2002 (% of sales)   Growth          Q3 2001 (% of sales)
-------------   -------                ------          -------

Sales             109                   16.8%              93
EBITA            -4.9       -4.5%      -19.5%            -4.1      -4.4%]

[Logo of Ahold]                                                              21

[Slide 22]


Latin America & Asia


Brazil Sales almost in line at Bompreco, at cost of margin; same store sales increased at G. Barbosa


Argentina   Volume losses in highly inflatory environment: margins fell as a result of greater promotions and lower supplier bonuses


Santa       Ahold now owns 97% of Santa Isabel. Sales and margins continue to be
Isabel      soft in Chile and Paraguay


Central     Continued strong performance
America

Asia        Evaluating strategic alternatives

[Logo of Ahold]                                                              22

[Slide 23]


Taxes


o The tax rate for full-year 2002 will be approximately 29% (before goodwill and exceptionals)


o Tax rate for full year 2002 will be approximately 32% (after goodwill and exceptionals)


o The tax rate has been impacted by a greater percentage of earnings coming from higher tax rate regions than anticipated


[Logo of Ahold]                                                              23

[Slide 24]


Estimated Goodwill Impairment:


      -- Dutch GAAP: Euro 50-100 mln, mainly related to Spain


      -- US GAAP: Euro 800-900 mln, mainly related to Brazil, Spain and Asia


[Logo of Ahold]                                                              24

[Slide 25]


Pension Update


o  Ahold will move immediately to FAS 87 accounting for all pension plans


o This change in accounting will lead to a greater reported gap between projected benefit obligations and the market value of pension assets


o  Contribution to pension plans will rise by approximately Euro 90 mln in 2003*

   *   subject to actuarial calculations still to be finalized

[Logo of Ahold]                                                              25

[Slide 26]


2002 Outlook


o Various factors have lead to a downward revision of the 2002 EPS outlook. EPS are expected, including real estate gains of Euro 100-110 mln, to decline by 6 - 8%*


o  Difficulty trading conditions, particularly in South America


o Other factors include the default of Velox, financial expenses, tax rate and asset impairments


[Logo of Ahold]  *Excluding goodwill amortization, exceptional items and     26
                  currency impact

[Slide 27]


Confirmation of 2003 outlook


o  Focus on profitable organic sales and earnings growth

o  Relatively low organic sales growth (4-5%)

o Continued margin expansion as a consequence of additional synergies and further cost reduction programs

o Improved capital efficiency and additional working capital reduction leading to increased returns on capital employed

o Free cash flow generation to reduce net debt and pay for the cash portion of dividends

o  Respectable earnings per share growth

o  Details to be provided on 5 March 2003

[Logo of Ahold]                                                              27

[Slide 28]


Statement on Accounting Policy


o In order to better address the demands of today's market, Ahold will move quickly to IAS, with effect from fiscal year 2004


o In our external reports we comply with Dutch law and Guidelines for Annual Reporting (GAR) and reconcile these figures to US GAAP


o  Dutch GAAP already implemented various IAS standards

[Logo of Ahold]                                                              28

[Slide 29]


Aholds accounting principles


For our critical accounting principles the following standards (with reference to IAS) apply:

                                          Dutch GAAP
                                          ----------

        o  Business combinations           IAS 22
           (incl. goodwill accounting)

        o  Pensions                        SFAS 87

        o  Derivatives                     GAR 290

        o  Consolidation                   IAS 27

        o  Leases                          IAS 17

        o  Impairment of assets            IAS 36

        o  Provisions                      IAS 37

[Logo of Ahold]                                                              29

[Slide 30]


                                    Appendix

                                     Slides


[Logo of Ahold]                                                              30

[Slide 31]


Rolling Interest Coverage


[Graph representing the following information:

                Period                  Interest Coverage
                ------                  -----------------

                Q3 2000                         3.3

                Q3 2001                         3.3

                Q3 2002                         3.4]

Rolling Interest Coverage* = Rolling EBITA / Rolling Net Interest

* excl. goodwill and exceptional items

[Logo of Ahold]                                                              31

[Slide 32]


Cashflow


                                               Q3 2002         Q3 2001
                                               -------         -------

        Cashflow from Operations                300.0           570.6

        Cashflow from Investments              (927.2)         (944.5)

        Cashflow from Financing                 140.9          2546.3

        Cash Dividends                         (121.1)          (51.9)

        Exchange Rate Differences                80.3          (105.6)
                                               -------         -------

        Net Change in Cash                     (527.1)         2014.9

[Logo of Ahold]                                                              32

[Slide 33]

Net Working Capital*

In Euro mln                           Q3 2001     Q4 2001    Q1 2002    Q2 2002   Q3 2002
------------------                    -------     -------    -------    -------   -------
Inventories                             4,230      5,067      4,838      4,414    4,514


Trade accounts receivables              1,550      1,937      1,912      1,604    1,484


Cash-on-hand                              324        559        447        516      448


Accounts payable - merchandise         -4,273     -5,363     -5,068     -4,727   -4,471


Other WC components                    -1,200     -1,791     -1,632     -1,850   -1.267


Net Working Capital excl. Other cash      631        409        497        -44      708


Other Cash & Cash Investments           2,890      1,413        883        941      484


Net Working Capital                     3,520      1,822      1,380        898    1,192


* End of period numbers

[Logo of Ahold]                                                              33

[Slide 34]

Net Working Capital Days*

                                                   Q3 2001     Q4 2001    Q1 2002    Q2 2002   Q3 2002
                                                   -------     -------    -------    -------   -------
Inventories / daily cogs                             29.7       31.8       30.7       29.6     29.8

Trade accounts receivables / daily sales              8.3        9.0        8.7        8.2      7.8

Cash-on-hand / daily sales                            1.7        2.5        2.2        2.2      2.4

Acc. payable merchandise / daily cogs               -30.3      -33.7      -29.1      -30.2    -30.5

Other WC / daily sales                               -6.3       -8.2       -8.9       -7.6     -7.0

Net workcap excl. Other cash / daily sls              3.2        1.9        3.2        2.4      2.7

Other Cash & Cash investm. / daily sales             13.5        8.9        4.0        3.6      2.9

Net work. cap. / daily sales                         16.7       10.8        7.2        6.0      5.6


* End of period numbers. Adjusted for the impact of currency fluctuations


[Logo of Ahold]                                                              34

[Slide 35]

Rolling NWC Days

                                                   Q3 2001     Q4 2001    Q1 2002    Q2 2002   Q3 2002
                                                   -------     -------    -------    -------   -------
Roll. inventories / daily cogs                       29.7       30.0       30.2       30.5     30.5

Roll. trade acc. rec. / daily sales                   8.6        8.5        8.6        8.5      8.4

Roll. cash-on-hand / daily sales                      1.8        1.9        2.0        2.2      2.3

Roll. acc. pay. merchandise / daily cogs            -31.1      -31.2      -30.7      -30.8    -30.8

Rolling Other WC / daily sales                       -7.3       -7.2       -7.4       -7.8     -8.0

Roll. NWC excl. Other cash / daily sales              2.1        2.4        2.8        2.7      2.6

Roll. Other Cash & Cash inv. / daily sls              6.9        7.8        7.4        7.2      4.8

Roll. Net work. cap. / daily sales                    9.0       10.2       10.1        9.9      7.4


* Adjusted for the impact of currency fluctuations


[Logo of Ahold]                                                              35

[Slide 36]


NWC Days per Region*

                       Q3 2001     Q4 2001    Q1 2002    Q2 2002   Q3 2002
                       -------     -------    -------    -------   -------
Royal Ahold              3.2        1.9        3.2        2.4      2.7

US Retail                3.2        0.7        3.3        2.2      1.7

US Foodservice          18.9       18.0       15.4       15.6     15.6

Europe                  -0.7       -4.7       -1.2       -2.3     -2.2

Latin America           -3.1        3.9        8.7        7.7      7.9

Asia Pacific            -3.5       -5.8        1.8        4.3      1.2



* excl. Other Cash. End of period numbers. Adjusted for the impact of currency fluctuations


[Logo of Ahold]                                                              36

[Slide 37]


Rolling NWC Days per Region*

                       Q3 2001     Q4 2001    Q1 2002    Q2 2002   Q3 2002
                       -------     -------    -------    -------   -------
Royal Ahold              2.1        2.4        2.8        2.7      2.6

US Retail                2.3        2.2        2.2        2.4      2.1

US Foodservice          18.2       18.0       17.1       16.7     16.0

Europe                  -0.9       -1.3       -1.5       -2.2     -2.6

Latin America           -7.9       -3.5        0.4        3.6      6.6

Asia Pacific            -1.9       -3.3       -2.5       -0.6      0.4



* excl. Other Cash.  Adjusted for the impact of currency fluctuations


[Logo of Ahold]                                                              37

[Slide 38]


Balance sheet

In Euro mln                                    Q3 2002         Q4 2001
                                               -------         -------
Assets:
Fixed assets
Tangible fixed assets                           12,957         14,072
Total intangible fixed assets                    5,337          5,649
Financial fixed assets                           1,622          1,471

Current assets
Inventories                                      4,514          5,067
Receivables                                      3,651          4,005
Cash and short-term investments                    932          1,972

TOTAL ASSETS                                    29,013         32,236

Liabilities:
Equity incl earnings/equity changes              4,883          5,892
Minority interests in equity                       605            685
Group equity                                     5,488          6,577

Subordinated debt                                1,011          1,780
Capital accounts                                 6,499          8,357

Provisions                                       1,778          2,014
Long-term debt excl subordinated debt           10,091         10,795
Short-term borrowings                            2,583          1,849
Other current liabilities                        8,062          9,221

STOCKHOLDERS' EQUITY/LIABILITIES                29,013         32,236



Interest bearing debt                           14,452         14,657
Net interest bearing debt                       12,353         11,964


[Logo of Ahold]                                                              38

[Slide 39]


Reconciliation to US GAAP

-----------------------------------------------------------------------------------------------------------
In Euro mln                                                                    Q3 2002         Q3 2001
                                                                              (12 weeks)      (12 weeks)
-----------------------------------------------------------------------------------------------------------
Net earnings in accordance with Dutch GAAP                                      257.6           304.2

Dividends on cumulative preferred financing shares                               (8.9)           (8.7)
                                                                                 -----           -----
Net earnings in accordance with Dutch GAAP applicable to common shares          248.7           295.5

Items have the effect of increasing (decreasing) reported net earnings:

1)Goodwill                                                                       62.8           (77.1)
2)Pensions                                                                        5.3             0.4
4)Revaluation of real estate                                                      0.4             0.4
5)Restructuring costs                                                            (4.0)              -
6)Other provisions                                                               (3.2)            7.3
7)Real estate gains                                                              (6.9)           (5.4)
8)SFAS 133                                                                        2.5           (27.5)
9)Other adjustments                                                              (0.5)           (1.3)
10)Income tax affects on reconciling items                                       (2.5)            1.2
11)Minority Interest on reconciling items                                        (0.5)            5.7
                                                                                 -----            ---
Net earnings in accordance with US GAAP applicable to common shares             302.1           199.2


[Logo of Ahold]                                                              39

[Slide 40]


Provisions US Foodservice


(in $ mln)
---------------------------------------
Provisions End 2001             344.6

Net movement in Q1, 2002        (33.5)

Net movement in Q2, 2002         26.3

Net movement in Q3, 2002        (36.1)
                                ------

Provisions End Q3 2002          301.3


[Logo of Ahold]                                                              40

[Slide 41]


Provisions Spain


(in Euro mln)
---------------------------------------
Provisions End 2001              92.3

Net movement in Q1, 2002         (6.8)

Net movement in Q2, 2002         (9.1)

Net movement in Q3, 2002          2.1
                                 ----

Provisions End Q3 2002           78.5


[Logo of Ahold]                                                              41

[Slide 42]


2002 RoCE**

                       Q3 2002     Q3 2001    Q3 2000
                       -------     -------    -------
Total RoCE              10.2%       9.3%        9.4%

USA Retail              13.5%      11.5%       10.4%

USA Foodservice          9.3%       8.2%        n/a

Europe                  10.1%       9.8%       13.9%

Latin America            3.7%       5.3%        4.1%

Asia Pacific            -6.7%      -5.5%       -7.5%



RoCE = Rolling EBITA* / Rolling Capital (incl purchase value of goodwill)

*excl. goodwill and exceptional items

** adjusted for the impact of currency fluctuations


[Logo of Ahold]                                                              42

[Slide 43]


Rolling Net Debt / Rolling EBITDA

[Graph representing the following information:


Year                Rolling Net Debt/Rolling EBITDA

Q3 2000             2.6

Q3 2001             2.6

Q3 2002             2.5]


Rolling Net Debt / Rolling EBITDA =

Rolling Net Interest Bearing Liabilities / Rolling EBITDA



[Logo of Ahold]                                                              43

[Slide 44]

Certain statements in this presentation release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to, statements as to expected increases in sales, estimates in respect of earnings per share and cash flow and capital expenditure, expectations as debt reduction, expectations with respect to opportunities for expansion and growth and expectations as to goodwill impairment charges and pension related costs. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the effect of general economic conditions and changes in interest rates in the countries in which Ahold operates, particularly in Latin American countries such as Argentina, increased competition in the markets in which Ahold operates, changes in marketing methods utilized by competitors, the behavior of other market participants and the actions of government regulators. Fluctuation in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. Dollar and the Argentine Peso, can also influence the actual results as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".

[Logo of Ahold]                                                              44

[Slide 45]




                                 [Logo of Ahold]








[Logo of Ahold]                                                              45